Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference to this Registration Statement on Form F-3 of VCI Global Limited and its subsidiaries (collectively the “Company”) of our report dated April 30, 2024, relating to the audit of the consolidated statement of financial position of the Company as of December 31, 2023 and 2022, and the related consolidated statement of profit or loss and comprehensive income (loss,) changes in equity, and cash flows in each of the year for the three years period ended December 31, 2023 and the related notes included herein.

We also consent to the reference of WWC, P.C. as an independent registered public accounting firm, as experts in matters of accounting and auditing.

/s/ WWC, P.C.
San Mateo, California	WWC, P.C.
September 26, 2024	Certified Public Accountants
PCAOB ID: 1171